
GOODDOCTOR BADDOCTOR
health, without the headache.
Don't wait until you're in the room, to discover the quality of your care.
Search by condition, specialty or doctor
Houston, TX
Top Rated Doctors on GDBD
Dr. Timothy Stitter
Orthopedic Surgery
4.9
Aparna Kamat, MD
Gynecology
5.0
Angela Chen, MD
Primary Care
4.3
Bennet J. George, MD
Interventional Cardiology
5.0
Brittanie S. Morris ...
Genetic Counselling
4.8

INVEST IN **GOODDOCTORBADDOCTOR.COM**

Every life deserves quality care. Simplicity in finding care is our mission.

LEAD INVESTOR



Adam Aitken

I am excited to be backing Barry Howell and Chad Erickson and the creation of Good Doctor Bad Doctor. Their deep understanding of the field and unique approach to tackling industry challenges is truly impressive. I have no doubt that they will be successful in their endeavor and I am excited to be a part of the company's growth and future success through my investment. I highly recommend keeping an eye on this company as it is sure to make a significant impact in its industry.

Invested $142,000 this round

gooddoctorbaddoctor.com Dallas Texas

Technology Healthcare Service

Highlights

1. ✅ There is no clear market leader in this $11.7B space
2. ✅ We solve a problem that too many experience. Finding a good doctor should be easy
3. ✅ Co-Founders have 35 years of combined healthcare experience leading multi-million dollar companies
4. ✅ Founders have the contacts and network to scale quickly
5. ✅ Founders participated in an Accelerator/Incubator for digital start-ups, GAN members

Our Team



Barry Howell Cofounder

Featured in Forbes for cloud based business analytics which helped double the revenue for a healthcare company.



Chad Erickson Cofounder

Successfully consulting hospitals, testing centers, and physician groups on business intelligence, process management, and key recruiting for the last 7 years.

Pitch

Every Life Deserves Quality Care

GOODDOCTOR
BADDOCTOR.com

Medical Error and Hospital Infections =
20 Boeing 747's crashing every week!



As General Stanley McCrystal noted in his book Team of Teams:

"A new study published in September of 2013 asserts that the number of deaths due to medical error... would have put medical errors as the third-leading cause of death in the CDC's 2011 ranking.

If the estimated 100,000 deaths due to hospital acquired infections are included, this loss is **equal to twenty Boeing 747 airliners going down every week."**

GOODDOCTOR
BADDOCTOR.com



My Mother



This is Personal

2014

My Mom was scheduled for a 2 level lower back fusion when what she actually needed was a hip replacement.



My Wife

2015

3 physicians in a row misdiagnosed my wife. She was finally diagnosed, but the treatments had significant side-effects and a long journey ahead.

GOODDOCTOR BADDOCTOR.com

Why is it hard to find a Doc?

- **There are many websites that have opinions of physicians online. Who can you trust?**
- **81% of patients are consulting online reviews before they see a doctor, however the best reviewed doctors are often the worst performing.***
- **Between Google, Facebook, Yelp, & others, how do you make an informed choice?**



GOODDOCTOR BADDOCTOR.com

Dr. Evan Levine's 2014 paper in the Journal of the American Medical Association.*



This is why we created:

GOODDOCTOR BADDOCTOR.com

01	**FIND** - Opinions, Facts, Reviews and Endorsements
02	**FOLLOW**- Keep up with changes
03	**SHARE**- Support physicians you know and trust by reviewing them
04	**ENDORSE**- Doctors endorsing



04 ENDORSE- Doctors endorsing other trusted Doctors

What is the Market?

Healthcare Data and Listing Sites= **$11B market**

healthgrades · vitals · WebMD Care · Google · U.S.News & World Report · embold HEALTH · sharecare · Zocdoc · SESAME · MD.com Find. Book. See. · f

Our Top 2 Competitors:

Google + f = <u>52% of all physician search traffic!</u>

Amount of Data	License Data	Amount of Reviews	Verified Reviews	Physician Endorsements	Scheduling?	Employer Support?
B	F	A+	C+	F	F	F

The Other Competitors:

SESAME MD.com Find. Book. See.

U.S.News & WORLD REPORT WebMD Care healthgrades. vitals Zocdoc

Amount of Data	License Data	Amount of Reviews	Verified Reviews	Physician Endorsements	Scheduling?	Employer Support?
B	F	B-	B-	F	A-	F

GOODDOCTOR BADDOCTOR.COM

Insurance, Brokers, & Large Employer Focused:

embold HEALTH sharecare

Amount of Data	License Data	Amount of Reviews	Verified Reviews	Physician Endorsements	Scheduling?	Employer Support?
A	F	B+	A	F	F	A

GOODDOCTOR BADDOCTOR.COM

How do we compare?

GOODDOCTOR BADDOCTOR.com

Amount of Data	License Data	Amount of Reviews	Verified Reviews	Physician Endorsements	Scheduling?	Employer Support?
A	A	A	A	A	A	A

Our Target Market:

INITIAL TARGET MARKET IS:

- WOMEN BETWEEN 27-57 IN TOP EARNING ZIPCODES
- MARKETS BETWEEN 100K-500K POPULATION

About 26% of the U.S. is receiving care or seeking care

Way TOO BIG to start with

Women between 27- 55 make most of the medical decisions in the U.S.

Still too Big to start with

Just Right!

Freemium Model:

For a limited time, patients can see for free:

-physician social scores

Revenue Models:

Patient Subscriptions	Patient Enterprise
• Projected CAC- $10.33	

-contact info for doctors
- one detailed report



- Projected CAC- $10.33
- $20 annually
- CLV- $40
- Est Profit $30

- Projected CAC $0.05
- CLV $3.00 x 10k to $3.4 mil.
- Est Profit $25k to $9.6 mil.

Doctor Subscriptions

- Projected CAC $50.75
- $500 annually
- CLV $1500
- Est Profit $1450

Doctor Enterprise

- Projected CAC $15.00
- CLV $3000
- Est Profit $2985

CAC: Customer Acquisition Cost

CLV: Customer Lifetime Value

GOODDOCTOR BADDOCTOR.COM

*Forward-looking projections can't be guaranteed.

Active Discussions:

BlueCross BlueShield of Texas

United Healthcare

TEXAS BEST DOCTORS 2023

Phase 1:

www.texasbestdocs.com

Phase 2:

www.texasbesthospitals.com

TEXAS BEST HOSPITALS 2023

Powered by: GOODDOCTOR BADDOCTOR.COM

Powered by: GoodHospital BadHospital.com BETTER DATA - BETTER CHOICES

GOODDOCTOR BADDOCTOR.COM

REVENUE

$395K

PRE-SEED REV GOAL

Pre-Seed projections are focused on patient user acquisition.

COST

$302K

COST- DEV/MARKETING

Pre-seed cost for the development, management, and marketing

CHART SUMMARY

Cost vs Revenue


250


200
150
100
50
0
Q4-2022
Q1- 2023
Q2- 2023
Q3- 2023
Q4-2023
Pre-Seed
Seed

*Forward-looking projections can't be guaranteed.

ROLLOUT TIME LINE:


1
JUNE -MARCH 2021/2022
GoodHospitalBadHospital Prototype to confirm development assets
2
APRIL-AUG 2022
Accepted By Launchpeer for GoodDoctorBadDoctor Market Testing for CAC UI/UX Designed
3
OCT-APR 2022/2023
Pre-seed raise for Version 1 Website: Raised $200k Max Raise $500k
4
MARCH-JUNE 2023
Launch V 1.0 New features released every 2-3 weeks to support marketing
5
SEPT-DEC 2023
Seed Round for $4,500,000 for GDBD physician engagement target market capture and development
6
JAN 2026
Sale at $350,000,000 or more
GOODDOCTOR BADDOCTOR.com
*Forward-looking projections can't be guaranteed.


A Proven Growth Team
Our team has generated over $247 million in sales.
Run 4,000+ growth experiments launched across the funnel.
Strategized and managed $30m+ in ad spend.
Innovation, Acceleration, and Funding
SHARK TANK
$100M+ in Funding
2x in Exits by Private Equity Companies
Accelerators, Mentorships, Programs
techstars_
UNIVERSITY of WASHINGTON
SEPHORA ACCELERATOR
wework labs
Thought Leadership
amazon
GrowthHackers
LEARNING
GENERAL ASSEMBLY
udemy
Technical Partners
Google Optimize
Google Analytics
facebook
Google Partner
Optimizely

shopify partners | KLAVIYO PARTNER | convert | Kameleoon | VWO

GOODDOCTOR BADDOCTOR.com

How Do We Unlock Growth?

PHASE 1: Foundation & Validation

Stand Out from the Crowd
MARKET POSITION

- Competitive Analysis
- 360 Degree View of Customer
- Unique Value Proposition
Magic Moments
- GTM Options

Grow Profitably
GROWTH STRATEGY

- Flagship Products or Categories
- Unit Economics (CAC & LTV)
- Understand Business Health: Returns, Churn, NPS
- 12 Month Plan (Peaks & Troughs)

+

Remarkable User Experience
OPTIMIZE FUNNEL

- CRO Assessment
- Site Optimization for New Visitors
- Qualitative & Quant. Analysis
- Elevate Brand
- Landing Page Design

Keep Them Coming Back
GROWTH CHANNELS

- Ad Creative that Converts
- Social Ad Strategy
- Paid Search Strategy
- Email Automation & Newsletters
- SMS Strategy

PHASE 2: Test & Scale

Scale
ROI-FOCUSED GROWTH TESTS

- 12 Month Growth Roadmap
- Growth Sprints
- ROI-focused Experiments Across Ads, Email & the Website
- Ongoing Customer Insights & Research


Growth
Process

GOODDOCTOR BADDOCTOR.com

How Your First 12 Weeks Will Look
Test + Learn


CRO TASKS
CRO DELIVERABLES
TASK OWNER?
SPRINT CYCLE 1
WEEK 1
WEEK 2
WEEK 3
SPRINT CYCLE 2
WEEK 4
WEEK 5
WEEK 6
SPRINT CYCLE 3
WEEK 7
WEEK 8
WEEK 9
SPRINT CYCLE 4
WEEK 10
WEEK 11
WEEK 12
Growth Plan and Kickoff
1.1 Kickoff Call
1.2 Tool Access
1.3 Platform Configuration
1.4 CRO Strategy and Stakeholder Interview
1.5 Testing Velocity and Duration
1.5 Heuristic Analysis
Content Strategy Framework and Research
2.1 Competitive Factors Matrix
2.2 Competitive Content Analysis
2.3 Value Elements Hierarchy
2.4 Value Proposition Framework
2.4 Copywriting Strategy
Conversion Research
3.1 Quantitative Research
3.2 Heatmap and Scrollmaps
3.3 Session Recordings
3.4 Form Analytics
3.5 User Testing
3.6 Exit Intent Polling
3.7 Post Conversion Survey
Testing Projected Timelines
4.1 Initial Test Plan
4.1 Launch Test 1
4.2 Launch Test 2
4.3 Launch Test 3
4.4 Launch Test 4
4.5 Launch Test 5 - 12

GOODDOCTOR BADDOCTOR.com

*Forward-looking projections can't be guaranteed.

Not Your Average Startup

GAN®

GSSN

-Global Accelerator Network Certified

-Only 12% of our round of applications were accepted

-Now part of the Marrow Global Community of Innovation Startups

GOODDOCTOR BADDOCTOR.COM



Barry Howell, MBA, FACMPE, FACHE

Co-Founder, 12 yrs of double digit healthcare growth, digital domination of Orthopedics



Chad Erickson, Healthcare BI, Agile Dev.

Co-Founder, Oracle BI design, Power BI design, Healthcare Marketing/ Site design.



Keifer Le Moigne, Product Manager

PepsiCo, Shopify, Led the design and development of the 1st iteration of social media app used by 100,000 users in the first 24 hours. Roadmap/Execution



Adam Aitken, Technical Advisor

Founder of A2C, EVP and Portfolio Manager of KKR's Therapy Brands, Accomplished Founder, Developer, and Advisor. Private Equity



Greg Johnson, FACHE Health Systems Advisor, Executive Coach

The Founder of Tandem Ventures, Executive Coach, Methodist Health, Deloitte, Doctors on Demand, and Several years of Advisory.



Mark Faselle, Insurance Advisor

Friend to everyone, with decades of experience working with payers in healthcare, Mark knows the industry and is an advocate for Insurance

GOODDOCTOR BADDOCTOR.COM

Meet Our Team

GoodHospital® BadHospital.com

BETTER DATA = BETTER CHOICES

Experience Matters

- Baylor Scott & White Surgical Hospital – Fort Worth (Joint ownership with physicians)
- AOA Orthopedic Specialists
- Baylor Scott & White Orthopedic and Spine Hospital – Arlington (Joint ownership with physicians)
- Merritt Hawkins – an AMN Healthcare company
- Oracle
- Texas Back Institute – 45th Anniversary
- Texas Health Presbyterian Hospital Flower Mound
- Fort Worth Brain & Spine Institute, LLP
- Lincare

GOODDOCTOR BADDOCTOR.com

Partner with us Today:

Invest in Growth-
Invest now through the WeFunder platform

Referrals -
Who do you know that needs to hear about this?

Timing-
You can say that you were on the ground floor

Support-
-Post online
-LinkedIn
-Facebook
-Instagram
-Wefunder

GOODDOCTOR BADDOCTOR.com

Join us in our campaign for quality and simplicity in Healthcare for everyone

Reach out to us for more information, or visit our website and invest online.

Phone Number

972-746-8606

Email Address

Barry@RevelareHealthcare.com

Website

www.GoodDoctorBadDoctor.com

WEFUNDER

https://wefunder.com/good.doctor.bad.doctor/

GOOD DOCTOR BAD DOCTOR.COM